

Mail Stop 6010

August 14, 2008

Via U S Mail and FAX [+81-3-5482-9680]

Masahiro Osawa
Managing Director
Group Executive of Finance and Accounting Headquarters
Canon Inc.
30-2, Shimomaruko 3-chome
Ohta-ku, Tokyo 146-8501
Japan

> **Re: Canon Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 1-15122**

Dear Mr. Osawa:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Operating and Financial Review and Prospects, page 20

Segment Information by Product and Geographic Area, page 28

1. We see that the amounts you report as capital expenditures are different from the amounts reported as purchases of fixed assets in the Statements of Cash Flows. Also, we see where you discuss the amounts from the statements of cash flows in Liquidity and Capital Resources in the fourth and twelfth paragraphs. Please explain to us, and clarify in future filings, why these amounts are different and what comprises the differences.

Liquidity and Capital Resources, page 30

2. In your discussion of investing activities, we see you have presented "free cash flow" which appears to be a non-GAAP measure. In future filings please expand to present all of the disclosures required by Regulation G and Item 10(e) of Regulation S-K for any non-GAAP disclosures, or tell us why the current presentation complies.

Controls and Procedures, page 59

Evaluation of Disclosure Controls and Procedures, page 59

3. We note your statement that "[b]ased on this evaluation, Canon's chief executive officer and chief financial officer concluded that Canon's disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Canon is required to disclose in the reports it files under the Securities Exchange Act of 1934, as amended, within the time periods specified in the SEC's rules and forms." The language that is currently included after the words "effective at the reasonable assurance level" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

4.   Further, please revise future filings to state clearly, if true, that your disclosure controls
and procedures are *designed to* provide reasonable assurance of achieving their
objectives and that your principal executive officer and principal financial officer
concluded that your disclosure controls and procedures are effective at that reasonable
assurance level. In the alternative, remove the reference to the level of assurance of your
disclosure controls and procedures. Please refer to Section II.F.4 of Management's
Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

Financial Statements, page 63

Consolidated Balance Sheets, page 66

5.   We note that you present a line item called 'other assets' on your balance sheet,
representing ¥433,811 million of your total assets of ¥4,512,625 million as of December
31, 2007. It appears that this amount includes goodwill and other intangible assets of
¥56,783 and ¥111,575, respectively, as of December 31, 2008.   In future filings, please
separately aggregate the amount of intangible assets and goodwill and present them as
separate line items in the balance sheet, consistent with paragraphs 42 and 43 of SFAS
142, or tell us why you believe the current presentation is appropriate.

Note 12 Employee Retirement and Severance Benefits, page 81

6.   You disclose that "[e]ffective January 1, 2007, the Company and certain of its domestic
subsidiaries have amended their funded defined benefit pension plans, and the projected
benefit obligation has decreased by ¥101,620 million primarily due to the modification of
the pattern of future benefit payments." With a view towards disclosure, please tell us
the significant changes that resulted in the decrease in your projected benefit obligation.

       As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at 202-551-3606 or me at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact Brian Cascio, Branch Chief, at (202) 551-3676.

Sincerely,

Kate Tillan
Assistant Chief Accountant